LICENSE AGREEMENT

This License Agreement (“Agreement”) is made and entered into as of January 11, 2011 (the “Effective Date”) by and between Diversinet Corp., an Ontario corporation (“Licensor”), with its principal place of business at 2235 Sheppard Avenue East, Suite 1700, Toronto Canada, M2J 5B5 and 2205925 Ontario Limited, with offices at 111 Main Street West, Suite 304, North Bay, Ontario P1B 2T6 (“Licensee”).

RECITALS

A

Licensor develops and markets a development server package including MobiSecure Platform, Publisher, SMS, and Soft Token and a number of prototypes which can support MobiSecure based or standalone applications, as described in Exhibit A.

B.

The parties desire to set forth the terms and conditions under which Licensor will grant a license to Licensee regarding the Software.

AGREEMENT

In consideration of the foregoing premises and of the mutual agreements and covenants hereinafter set forth, the parties hereto, intending to be legally bound hereby agree as follows:

1.

Definitions.

(a)

“Confidential Information” shall mean any business, commercial, technology, or customer information disclosed by one party to other party which is in written, graphic, oral, machine readable or other tangible form.  All Software and Documentation is hereby agreed to be the Confidential Information of Licensor.

(b)

“Documentation” shall mean the operational, functional and technical specification in the documentation and supporting materials relating to the Software.

(c)

“End User(s)” shall mean any third party who is eligible to use the Software pursuant to the terms and conditions of this Agreement.

(d)

“Proprietary Rights” shall mean all rights, title and interest held by each party in their respective technology and software and their Confidential Information, including, but not limited to, patents, copyrights, authors’ rights, trademarks, trade names, graphic design and design elements, order of operations, algorithms, data structure, organizational features, ideas, concepts, business features and attribute, know-how and trade secrets, irrespective of whether such rights arise under intellectual property or trade secret laws.

(e)

“Soft Token” or “Token” shall mean the software security resident on the device used to give End Users access to their application.

“Software” shall mean the object code form of the software and the operational, functional and technical specification described in the Documentation and as specified in Exhibit A.

“Update” shall mean a release or version of the Software containing functional enhancements, extensions, error corrections or fixes to the Software, including any associated Documentation.  Updates shall be designated by a version number with a higher number to the right of the decimal point (e.g., version 1.4 is an Update to version 1.2), but do not include new releases or custom releases (which are designated with a higher number to the left of the decimal point, or at the end with a letter, respectively).

2.

License & Support.

(a)

Grant of License to Software.  Subject to the terms and conditions of this Agreement, and for its duration of the Term, Licensor hereby grants to Licensee a perpetual, worldwide, non-transferable, non-sublicensable (except as set forth in Section 2(b) below), non-exclusive right and license to install, store, load and use the Software.

(b)

License Restrictions.  Licensee shall not reproduce, disclose, distribute, license or sublicense the Software or the Documentation, or any portion thereof, to any person in any circumstances or manner except as expressly authorized herein or as expressly agreed to by Licensor in writing.  Notwithstanding the foregoing, Licensee shall have the right to distribute the Software and Documentation and provide use of the Software and Documentation to End Users for purposes of End Users’ use of the Software.  Licensee shall require its End Users using the Software to enter into a written license agreement that is as least as protective of Licensor’s Proprietary Rights and Confidential Information as provided for herein; such license must be approved in advance of its use by Licensor.  Licensee shall not, and shall not permit any third party to, (i) modify the Software or (ii) decompile, reverse engineer, deconstruct, disassemble or otherwise determine or attempt to determine the source code (or the underlying ideas, algorithms, graphic designs, order of operations, or any other structures or organization) of the Software.  No other right or license with respect to any Proprietary Rights is granted under this Agreement.

(c)

Proprietary Notices.  All copies of the Documentation or other text based notices to End Users of the application shall contain the following Licensor proprietary notice:

“This software and/or documentation is subject to the terms of a license agreement from Diversinet Corp. restricting among other things, its use, reproduction, disclosure and distribution and constitutes confidential information of Diversinet, as applicable, and shall remain the exclusive property of Diversinet.”

Licensee agrees to reproduce and include any copyright or other proprietary rights notices of Licensor in all copies, in whole or in part, of the Software or the Documentation.  Licensor shall not remove, obstruct, cover, alter or interfere with any copyright or other proprietary rights notices from the Software, Documentation, or any materials provided by Licensor to Licensee.  No other right or license with respect to any trademark, trade name or other designation is granted under this Agreement.

(d)

Import and Export Requirements.  Licensee acknowledges that any obligation of Licensor to provide Software or Documentation under this Agreement are subject in all respects to all United States and Canadian laws and regulations governing the removal, transmission, export and use of same outside of the United States and Canada.  Licensee agrees that it shall not remove, transmit or export, directly or indirectly, any Software, Documentation or related information from the United States or Canada, or any other jurisdiction, without being in full compliance with all governing laws and regulations, including without first obtaining all required licenses and approvals from the appropriate government agencies.

(e)

Fees.  In consideration of the Licensor’s license to and use of the Software, the Licensee shall pay to Licensor the License Fee as set out in Exhibit B in accordance with the terms and conditions set out therein (“License Fees”).

(i) Any amounts payable by the Licensee hereunder which remain unpaid after thirty (30) days of the Licensee’s receipt of an invoice shall bear interest at the rate of one and one-half (1.5%) percent per month (18% annually) or the maximum amount allowable at law, whichever is less, from the date due until such amount is paid.   Upon thirty (30) days’ written notice to Licensee, if Licensee fails to make payment when due then Licensor may suspend or cancel the licensed granted herein to the Software, Grant of License, Software and/or services under this Agreement.

(ii) All references to dollars or monetary units in this Agreement are to United States dollars and all payments shall be made in U.S. dollars.

(iii) All state, county, city or other local sales or use taxes arising out of the license or use, implementation or maintenance of the Software (except for taxes based on the income of Licensors) shall be Licensee’s responsibility.  Diversinet acknowledges and agrees that Licensee shall withhold any applicable non-resident withholding taxes from any amount owing hereunder and remit such taxes to the applicable federal taxing authority without provision for gross-up, if Diversinet becomes a non-resident of Canada or assigns the Agreement to a non-resident of Canada and if Diversinet does not provide Licensee with an appropriate exemption thereto.

(f)

Network Charges.  Licensee, its End Users or its subscribers shall at all times be responsible for all mobile network data or airtime charges, SMS related charges, application certification charges or marketing costs levied by cellular or wireless network and any other fees or levies related to the cellular or wireless network or other costs over which the Licensee’s application is offered, as well as Licensee’s own Internet access fees (collectively, the “Network Charges”).  None of the fees chargeable hereunder include any Network Charges and Licensee shall indemnify and hold harmless Licensor, its officers, directors, agents and representatives against any such Network Charges that may be levied against them for the operation of Licensee’s application.

(g)

Support.  Licensor shall provide the Licensee with the support services stipulated in Exhibit C (“Support Services”).  The License Fee includes non-refundable fees for Support Services as described in Exhibit C from the execution of this Agreement until the first anniversary of this Agreement.  These non-refundable fees are based solely on the level of Support Services provided under Exhibit C.

(h)

Development Services and Reimbursable Expenses.  Fees for any future development services provided by Licensor shall be as agreed to by the parties in either an applicable agreement, amendment to this Agreement, or in a statement of work agreed to pursuant to this Agreement, as the case may be, to be reasonably agreed upon by the parties.  Reimbursable expenses agreed to by Licensee shall be paid by Licensee within thirty (30) days of Licensor’s documented invoice.  Licensor shall offer to perform such work at the labor rate set forth in Exhibit B.  Licensee hereby agrees and acknowledges that that Licensor shall own all code, Documentation and modifications to the code or Documentation, and all copyrights, trade secrets and other intellectual property rights with respect to any such code or Documentation.  Licensee hereby agrees and acknowledges that Licensor owns any and all intellectual property rights with respect to any Licensee -specific private label associated with the Software.

3.

Delivery.  Licensor will deliver to Licensee such number of Soft Tokens, which shall not exceed a quantity as listed in Exhibit B, as may be requested by Licensee hereunder.  In the event that Licensee requires the delivery of additional Soft Tokens beyond the initial quantities listed in Exhibit B included hereunder, the parties shall negotiate in good faith regarding the terms associated therewith (unless a price is otherwise stated in Exhibit “B”).

4.

Disclaimer of Warranties.  Licensor represents and warrants that:  (a) the Software will materially perform in accordance with the Documentation, (b) the Software, Services and Documentation do not knowingly infringe or violate any third party patent, copyright, trade secret or other intellectual property or proprietary right; (c) the Software does not contain any virus, trojan horse, worm, trapdoor, backdoor, malicious code or other code or device designed to interfere with proper use of the Software or cause harm or injury, and (d) all Support Services or other services provided by Licensor will be performed in a timely, professional and workmanlike manner by appropriately trained employees.  EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, LICENSOR IS PROVIDING THE SOFTWARE AND DOCUMENTATION “AS IS” AND WITHOUT ANY OTHER COVENANT, REPRESENTATION, PROMISE, OR WARRANTY, AND LICENSEE HERBY ACCEPTS THE LICENSOR DISCLAIMER OF ALL OTHER COVENANTS, REPRESENTATIONS, PROMISES AND WARRANTIES WITH RESPECT TO THE SOFTWARE AND DOCUMENTATION, WHETHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE.

5.

Indemnification.

(a)

Indemnification by Licensor.  Licensor agrees, at its own expense, to defend or settle, at its option, any claim or action brought against Licensee to the extent either: arising from a breach of a representation or warranty made by Licensor hereunder or based on a claim that the Software, Services or Documentation, as used within the scope of this Agreement, infringes any patent, copyright or trade secret right of any third party, and to indemnify Licensee against any and all damages and costs, including legal fees, that a court of competent jurisdiction finally awards against Licensee under any such claim or action; provided that Licensee provides Licensor with (i) prompt written notice of such claim or action, (ii) sole control and authority over the defense or settlement of such claim or action and (iii) proper, accurate, complete and current information and reasonable assistance to defend and/or settle any such claim or action.  If an injunction or other order is issued against Licensee’s use of the Software or the Parties otherwise agree that Licensee will migrate from the Software due to an intellectual property claim, then, subject to Section 9, Licensor shall pay Licensee’s reasonable costs to obtain the right to use, and migrate, to an alternative software solution for its End Users.

(b)

Exceptions.  Notwithstanding the provisions of Section 5(a), Licensor will have no liability to the extent that any such claim would have been avoided but for (i) the Licensee’s use of the Software or Documentation in any manner, or to any extent, that it is not permitted or authorized by this Agreement (ii) use of the Software with any other products not provided by Licensor or (iii) any change, customization, enhancement, addition, modification or alteration of any aspect of the Software by Licensee that has not been expressly approved by Licensor in writing.

(c)

Limitation.  THE FOREGOING PROVISIONS OF THIS SECTION 5 STATE THE SOLE, EXCLUSIVE, ABSOLUTE AND ENTIRE LIABILITY AND OBLIGATIONS OF LICENSOR AND THE EXCLUSIVE REMEDY OF LICENSEE WITH RESPECT TO ANY CLAIM, CAUSE OF ACTION, REMEDY OR LIABILITY ASSOCIATED WITH SECTIONS 4 AND 5 OF THIS AGREEMENT.

6.

Ownership.

The Software and Documentation and all Proprietary Rights therein are and shall remain the absolute and exclusive property of Licensor.  Other than the limited license rights granted to Licensee, all other rights, title and interests, including all other intellectual property rights relating to the Software shall remain the absolute and exclusive property of the Licensor.  Nothing herein shall be construed to require Licensor to provide or license to Licensee any upgrades, updates, or derivative works of or to the Software except in connection with the Support Services.

7.

Confidentiality.

(a)

Nondisclosure.  For a period of five (5) years after the first disclosure of each Confidential Information each party shall treat as confidential all Confidential Information, shall have a fiduciary duty to not use such Confidential Information except as set forth in this Agreement, and shall not disclose such Confidential Information to any third party.  Without limiting the foregoing, each party shall use at least the same degree of care, which it uses to protect and prevent the disclosure of its own confidential information.  Each party shall promptly notify the other party of any actual or suspected breach of this Section 7, including any misuse or unauthorized disclosure of any of the Confidential Information of the disclosing party.  Each party shall have a fiduciary duty to reasonably protect, and keep secure, the other party’s Confidential Information from any harm, loss, theft, tampering, sabotage, unauthorized reproduction, unauthorized access or viewing, unauthorized transmission and any unauthorized use.

(b)

Exceptions.  Notwithstanding the above, neither party shall be liable to the other party with regard to any Confidential Information of the disclosing party which the receiving party can prove based on cogent and reliable evidence:

(i)

was in the public domain at the time it was disclosed or has entered the public domain through no fault of receiving party;

(ii)

was known to receiving party, without restriction, at the time of disclosure;

(iii)

is disclosed with the prior written approval of disclosing party;

(iv)

was independently developed by receiving party without any use of the Confidential Information of disclosing party;

(v)

becomes known to receiving party, without restriction, from a source other than disclosing party without breach of this Agreement by receiving party and otherwise not in violation of disclosing party’s rights; or,

(vi)

is disclosed pursuant to the order or requirement of a court, administrative agency, or other governmental body; of competent jurisdiction, provided, however, that receiving party shall provide prompt notice thereof to disclosing party to enable disclosing party to seek a protective order or otherwise prevent or restrict such disclosure.

(c)

Return of Confidential Information.  Upon expiration or termination of this Agreement, each party shall return all Confidential Information received from the other party.

(d)

Remedies.  The parties agree and confirm that any breach of this Section 7 shall result in immediate and irreparable harm for which damages alone cannot adequately compensate the injured party. The parties agree that they shall not defend against, interfere with or oppose any application by the other party to a court of competent jurisdiction for equitable relief in connection with their rights and protections under this Section 7.

(e)

Confidentiality of Agreement.  Each party shall be entitled to disclose the existence of this Agreement, but agrees that the terms and conditions of this Agreement shall be treated as Confidential Information and shall not be disclosed to any third party; provided, however, that each party may disclose the terms and conditions of this Agreement:

(i)

as required by any court or other governmental body;

(ii)

as otherwise required by law;

(iii)

to legal counsel of the parties;

(iv)

in confidence, to accountants, banks, and financing sources and their advisors;

(v)

in connection with the enforcement of this Agreement or rights under this Agreement; or

(vi)

in confidence, in connection with an actual or proposed merger, acquisition, or similar transaction.

(f)

Software.  Licensee shall restrict the use of, and access to the Software only to (i) employees or contractors of Licensee who need to have access to the Software in order for Licensee to exercise its rights under this Agreement or (ii) clients or End Users bound by an agreement as described in Section 2(b).  Licensee shall require all such authorized employees to execute a non-disclosure agreement in reasonable form and substance consistent with this Agreement.  Licensee shall use its reasonable efforts to prevent, prosecute and enjoin any actual or threatened unauthorized copying, use or disclosure of the Software.

(g)

Privacy.  In addition to confidentiality obligations, the privacy obligations in Exhibit “D” shall apply to this Agreement.

8.

Term and Termination.

(a)

Term.  The term of this Agreement shall begin on the Effective Date and continue in effect for a period of three (3) years (the “Initial Term”), unless sooner terminated in accordance with the provisions set out herein.  Upon expiration of the Initial Term, this Agreement shall automatically renew for consecutive one (1) year periods, unless terminated by Licensee within sixty (60) days prior to the expiration of the Initial Term or any renewal term, as the case may be (the Initial Term and each renewal term, collectively, the “Term”).  Either party may terminate this Agreement for material breach (including without limitation payment of fees that are not, in good faith, in dispute) upon immediate written notice if the other party fails to cure a material breach more than 30 days after delivery by the terminating party of written notice stating its intent to terminate and reasonably describing the breach.

(b)

Effect of Termination.  If this Agreement is terminated, then the Licensee’s rights under the license set forth in Section 2 shall immediately terminate, except that Licensee shall have the right to continue to provide its services to its current End Users for up to an additional twelve (12) month period to permit them to migrate to an alternative software solution.  Subject to the foregoing, all copies of the Software and the Documentation in Licensee’s possession at the time of termination or expiration of this Agreement shall be promptly destroyed or returned to Licensor and Licensee shall deliver to Licensor a certificate executed by Licensee’s authorized representative certifying that all such copies have been so destroyed or returned.

(c)

Survival of Certain Terms.  The provisions of Sections 4, 5, 6, 7, 8, 9, and 10 of this Agreement shall survive the termination of this Agreement for any reason.  All other rights and obligations of the parties shall cease upon termination of this Agreement.

9.

Limitation of Liability.

(a)

EXCEPT TO THE EXTENT DIRECT FORESEEABLE DAMAGES, IN NO EVENT SHALL DIVERSINET BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING WITHOUT LIMITATION ANY COMMERCIAL DAMAGES OR LOSSES) AS A RESULT OF THE USE, SALE OR DISTRIBUTION OF THE SOFTWARE, WHETHER BY WAY OF A LEGAL THEORY OF CONTRACT, TORT (INCLUDING NEGLIGENCE), PRODUCT LIABILITY, STRICT LIABILITY, OR ANY OTHER THEORY, EVEN IF DIVERSINET HAS BEEN INFORMED OF THE POSSIBILITY OF SUCH DAMAGES.

(b)

LICENSEE WAIVES ANY RIGHT IT MAY HAVE TO RECEIVE ANY COMPENSATION OR REPARATIONS ON TERMINATION OR EXPIRATION OF THIS AGREEMENT UNDER THE LAW OF THE TERRITORY OR OTHERWISE, OTHER THAN AS EXPRESSLY PROVIDED IN THIS AGREEMENT. THE PARTIES ACKNOWLEDGE THAT THIS SECTION HAS BEEN INCLUDED AS A MATERIAL INDUCEMENT FOR DIVERSINET TO ENTER INTO THIS AGREEMENT AND THAT DIVERSINET WOULD NOT HAVE ENTERED INTO THIS AGREEMENT BUT FOR THE LIMITATIONS OF LIABILITY AS SET FORTH HEREIN.

(c)

IN NO EVENT SHALL DIVERSINET’S LIABILITY RELATING TO THIS AGREEMENT (OR THE BUNDLED PRODUCT) EXCEED ONE HUNDRED PERCENT (100%) OF THE AGGREGATE AMOUNT OF THE LICENSE FEES, ROYALTIES AND SUPPORT FEES PAID BY LICENSEE IN THE TWELVE (12) MONTH PERIOD PRECEDING THE EVENT OR CIRCUMSTANCE GIVING RISE TO THE ALLEGED LIABILITY ON THE PART OF DIVERSINET.

(d)

The limitations set forth in Section 9(a) and (b) shall not apply in respect of (i) breach of confidentiality obligations; (ii) breach of privacy provisions as detailed in Exhibit D; (iii) the intellectual property indemnity; (iv) any Abandonment committed by Diversinet; or (v) any willful gross misconduct (including fraud).  “Abandonment” means Diversinet’s cessation or suspension of, or refusal to perform, its obligations under this Agreement, and such cessation, suspension or refusal (i) was knowingly intended by Diversinet to cause harm to Licensee, and (ii) was not the result of a termination of this Agreement by Diversinet in accordance with Section 8 (Termination).

10.

Miscellaneous.

(a)

Amendments and Waivers.  Any term of this Agreement may be amended or waived only with the written consent of the parties or their respective permitted successors and assigns.  Any amendment or waiver effected in accordance with this Section 10(a) shall be binding upon the parties and their respective successors and assigns.

(b)

Successors and Assigns.  Neither party shall assign any of its rights, obligations or privileges (by operation of law or otherwise) hereunder without the prior written consent of the other party, which shall not be unreasonably withheld.  Notwithstanding anything to the contrary in the foregoing, either party may assign this Agreement to any entity that acquires all or substantially all of its outstanding equity or assets, or the surviving party in any merger with the assigning party.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(c)

Governing Law; Jurisdiction.  This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be exclusively governed, construed and interpreted in accordance with the laws of the Province of Ontario, without giving effect to principles of conflicts of law.  Each of the parties to this Agreement consents and submits to the exclusive jurisdiction of the provincial and federal courts located in Ontario, Canada.

(d)

Counterparts.  This Agreement may be executed in one or more counterparts (whether facsimile or original), each of which shall be deemed an original against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

(e)

Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(f)

Attachments and Appendices.  All Attachments and Exhibits to this Agreement are hereby incorporated by reference for all purposes as if fully set forth herein.

(g)

Notices.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address or facsimile number as set forth below, or as subsequently modified by written notice.

(h)

Severability.  If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable.  In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with the terms as interpreted in accordance with (ii) above mentioned.

(i)

Independent Contractor.  Neither party shall, for any purpose, be deemed to be an agent or partner of the other party and the relationship between the parties shall only be that of independent contractors.  Neither party shall have any right or authority to assume or create any obligations or to make any representations or warranties on behalf of any other party, whether express or implied, or to bind the other party in any respect whatsoever.

(j)

Force Majeure.  In the event that either party is prevented from performing or is unable to perform any of its obligations under this Agreement (other than a payment obligation) due to any Act of God, fire, casualty, flood, earthquake, war, strike, lockout, epidemic, destruction of production facilities, riot, insurrection, material unavailability, or any other cause beyond the reasonable control of the party invoking this section, and if such party shall have used its best efforts to mitigate its effects, such party shall give prompt written notice to the other party, its performance shall be excused, and the time for the performance shall be extended for the period of delay or inability to perform due to such occurrences.

(k)

Entire Agreement.  This Agreement is product of both of the parties hereto, and constitutes the entire agreement between such parties pertaining to the subject matter hereof, merges all prior negotiations and drafts of the parties with regard to the transactions contemplated herein.  Any and all other written or oral agreements existing between the parties hereto regarding such transactions are expressly canceled.  This Agreement may be executed by original, facsimile or electronically delivered counterparts, each of which shall be deemed one and the same instrument.

(l)

Escrow Agreement.  The Parties agree to execute an escrow agreement, within 90 days of the Effective Date, with a nationally recognized escrow agent with respect to the source code for the Software and name Licensee as a beneficiary.  Diversinet will then immediately send a copy of the escrow agreement to Licensee for its counter-signature.  Diversinet shall, at least annually, deposit the source code in the escrow account.  Costs associated with the escrow agreement shall be borne by Licensee.  Licensee will be provided with a copy of any deposit correspondence and escrow agent’s acceptance thereof.  The escrow agreement shall provide, among other terms, that the source code shall be released to Licensee if any of the following events (collectively the “Release Conditions”) occurs:

(i)

Diversinet ceases to support services at levels as stated under this Agreement that is not remedied within sixty (60) days after receipt of written notice of such failure;

(ii)

Diversinet makes an assignment for the benefit of creditors, or becomes subject to direct control of a trustee, receiver or similar authority, or Diversinet becomes subject to any bankruptcy or insolvency proceeding under federal, provincial or state statutes; or

(iii)

Diversinet suspends or ceases to carry on its business and a receiver, trustee or assignee does not carry on the business.

The parties have executed this Agreement as of the date first set forth above.

LICENSOR

LICENSEE

DIVERSINET CORP.

2205925 Ontario Limited

By:

By:

Name:

Name:

Title:

Title:

Fax Number: 416 756 7346

Fax Number:

EXHIBIT A

SOFTWARE DESCRIPTION

Software shall be delivered to Licensee (to be run by Licensee at Licensee’s or its hosting company’s premises).  Note: Licensee is responsible for the installation and running of the Software at such premises.  Software shall mean the following:

1.

MobiSecure® Publisher

MobiSecure® Publisher is designed to give users secure and immediate access to a host of personal identity information and critical data.  MobiSecure® Publisher mobilizes personal identity information and critical data in a secure and convenient manner – providing secure two-way messaging capabilities for discreet communication between mobile users and system administrators.

Publishing Manager is a server-based product that can securely host and manage stored data and retrieve information from external data sources. Users can also display, submit or send via fax, email or SMS selected data from their mobile device. It provides a self-service interface for users to customize vault accounts and securely upload their data. The Publishing Manager supports an optimized; secure protocol for personal data download and synchronization with the mClient, for both mobile phones and desktops. Publishing Manager is integrated with MobiSecure® SoftToken to enable secure access using strong authentication and a one-time password.  The Publishing Manager supports both direct, OTA provisioning and on-deck provisioning.

mClient for Mobile is a downloadable software application that can securely retrieve personal information from the Publishing Manager server, and securely store the information in the mobile phone for offline access.  mClient is based on MobiSecure® SoftToken technology, and supports strong authentication through a one-time password. mClient is available for Java phones, BlackBerry, Windows Mobile, iPhone, Android and BREW devices.  PC wallets are available for Microsoft Windows XP and Microsoft Vista operating systems.

EXHIBIT B

FEES AND PAYMENT SCHEDULE

FEES:

1.

Licensee agrees to license the MobiSecure two factor authentication products as described in Exhibit A for an upfront fee of $120,000, which will include 100 MobiSecure Tokens, to be delivered to Licensee (to be run by Licensee at Licensee’s or its third party hosting entity’s premises).  The license fee is due upon Agreement signing by both Parties.

2.

The “Price per Provisioned Token” is an annual fee representing charges for the issuance, registration and provisioning of the Products.  Licensee may purchase additional tokens, as needed, from Licensor.

3.

Support Fees, when applicable, shall be equal to 20% of the License Fees on an annual basis.  Support Fees are due after the 1st year of this Agreement, payable in advance.  There is no Support Fees on tokens.

4.

Labor Rates:  US$1,500 per person day, and no more than 3% or Canadian CPI (whichever is less) increase per year thereafter.

EXHIBIT C

Support Plan Schedule

1.

Overview. This Support Plan Schedule (“SLA”) details the terms for technical support provided by Licensor during the term of this Agreement to the Licensee’s Technical Support team, provided however, Licensee is current with payment of all fees.  . The Licensee’s End Users shall interface with the Licensee Technical Support only.  The Licensee Technical Support shall escalate product issues of a certain severity and above to Licensor Technical Support.  This SLA specifically addresses: (i) the service levels definition, measurement and minimum service standard in effect for the product, and (ii) technical support definition, availability and response timeframes.

1.1

Licensee Technical Support Escalation Path Around Product Issues

1.1.1

End User call arrives at the Licensee Level 1 Support: the Licensee Level 1 Support will open a trouble ticket and attempt to resolve the issue. If no resolution, trouble ticket escalates to the Licensee Level 2 Support.

1.1.2

Level 2 Support attempts to resolve the End User trouble ticket utilizing documentation, tools and procedures provided with the product.  If Level 2 Support can’t resolve the problem, Level 2 shall make a judgment call as to whether this appears to be a End User problem or a Licensor product related problem.  Level 2 will escalate the trouble ticket to the Licensee Engineering Maintenance and Escalations. (EME).

1.1.3

The Licensee’s EME will investigate. If this is indeed an End User related problem, EME will be responsible for resolution. If EME determines this is actually a Licensor Software issue, EME will send the trouble ticket back to Level 2 for dispatch to Licensor. Level 2 Support will escalate the trouble ticket to Licensor for resolution.  Level 2 Technical Support still owns the End User relationship.  Anyone in Licensee Level 2 Technical Support can escalate to Licensor.

1.

Support Service Availability.

Technical Support Availability.  Licensor Technical Support will be available to accept and respond to problem calls or email from Licensee’s Technical Support from 9:00 am - 5:00 pm Eastern Standard Time (US), 5 days a week (Monday through Friday), 52 weeks a year, excluding United States and Canada national holidays.  During such hours, technical support calls or email will be answered immediately by the support staff.  Licensor will provide a phone option to speak directly to a trained technical support representative.  Licensor will make the reasonable commercial effort to answer promptly to calls.

2.1 Licensor Contact information

Designation	Name (if applicable)	Direct Tel. No	Cell Tel	E-Mail
Technical Support & Escalation Manager	Charles Blair	416 756 2324 x 234	416 562 1773	cblair@diversinet.com
TS VP	David Annan	416 756 2324 x 232	416 587 0108	dannan@diversinet.com

2.2 Licensee Contact information

Designation	Name (if applicable)	Direct Tel. No	Cell Tel	E-Mail
Technical Support & Escalation Manager
TS VP

2.3 Response Time

“Response Time” shall mean the time it takes to respond to a request specific to the Severity (defined below) of the incident as described below.  In the event the response time is not met the incident shall be escalated as described below.

Escalation of Incident: Definitions of Severity levels

Severity 1 Problems. Severity 1 Problems generally include any events that have a significant impact on the operations of the system and have an impact on End Users’ use of the Software, such as:

•

System or application is down or unavailable; transactions can’t be processed.

•

Any event that significantly disrupts or threatens to disrupt service levels of the Software due to errors in the software, tools or system configuration provided by Diversinet..

•

Any online application outage that significantly impacts the online availability and service level of the Software.

•

Consistent degradation of performance (response time or function) that significantly impairs the Software.

•

Any repeating unresolved incidents that have significant impact on the operations of the Licensor Based Service or End Users’ use of the Software.

•

Resolution may involve software changes, configuration modifications, operating procedure changes or ‘workarounds’.  Resolution shall be defined as a situation wherein the system is restored to a state wherein the effective outage is relieved.

Severity 2 Problems. Severity 2 Problems generally includes any events (other than Severity 1 Problems) that adversely affect the operation of the Licensor Based Service or the User Software, such as:

•

An error that disables only certain non-essential functions of the User Software and may result in degraded operations, including without limitation, an error that results in computer transactions not processing properly.

•

An error/event that disables only non-essential functions of the User Software, but also adversely affects the use of the User Software.

•

Resolution may involve software changes, configuration modifications, operating procedure changes or ‘workarounds’.  Resolution shall be defined as a situation wherein the system is restored to a state wherein the effective outage is relieved.

Severity 3 Problems: Severity 3 Problems generally includes minor events that do not have a significant impact or adverse effect on the operation or performance of the Licensor Based Service or the User Software.

Severity 4 Problems: Severity 4 Problems generally are potential Software enhancements or feature requests that End Users request of Licensee Technical Support. This is to help Licensor track Licensee’s requests and process them appropriately.

Problem Isolation:  Licensor Technical Support will provide best efforts to mitigate all service affecting conditions which may arise.  For each S1 – S3 incident Licensor will produce an Incident Report provided to Licensee.  Situations where there are unapproved variations made in the approved design, configuration, network or systems environments are not covered under this SLA.  Furthermore, this SLA does not cover problems encountered by end users relating to hand held devices hardware, software and network problems that are outside the control of Licensor or not supported by Licensor.  Licensor will inform/publish to Licensee a quarterly list of mobile devices, related software and network operators and telecommunication companies that can support Licensor software, products and services.

Resolution Target:  Licensor will commit to provide a resolution to problems caused by its software, tools or procedures.  Every effort will be made to prevent maintenance procedures during Scheduled Maintenance Times from affecting service availability.

Table 1: Escalation Tiers and Initial Response Times

Priority Level	Technical Support Initial Response (in Hours)	Escalation to Manager (in Hours)	Escalation to VP (in Hours)
S1	1	2	3
S2	2	4	24
S3	4	8	48
S4	Next Business Day

Diversinet Corp. License Agreement - Confidential

EXHIBIT D

Privacy

Definitions, Interpretation

1)

In this Exhibit D:

a)

“Agreement” means the License Agreement between Diversinet Corp. (“Licensor”) and 2205925 Ontario Limited (“Licensee”) with effective date of January 10, 2011;

b)

“Personal Information” means information that is defined as “personal information” in PIPEDA, including without limitation personal health information, that is held, transmitted or stored on or by the Software licensed to Licensee under the Agreement;

c)

“PIPEDA” means the Personal Information Protection and Electronic Documents Act (Canada); and

d)

“Services” means the services provided by Licensor to Licensee under the Agreement including without limitation, the Support Services.

2)

Any capitalized term that is not defined in section 1 above has the meaning attributed thereto in the Agreement.

3)

The parties acknowledge and agree that:

a)

Licensee represents that it is an organization subject to PIPEDA and Licensor is a third party service provider to the Licensee in connection with the Services;

b)

Licensee’s End Users shall interface with Licensee Technical Support only and in general, Licensor will not require access to Personal Information to provide the Services;

c)

notwithstanding subsection 3(b) above, Licensor may from time to time require access to Personal Information to provide the Services;

d)

Licensor shall only access Personal Information with the prior written consent of Licensee;

e)

Licensor shall not download, which for the purposes of this Privacy Exhibit includes copy, hold or otherwise save Personal Information, without the prior written consent of Licensee and for greater certainty, consent to access Personal Information does not constitute consent to download Personal Information;

f)

where Licensor receives consent to access, access and download or access and otherwise use Personal Information, the terms and conditions of this Privacy Exhibit shall apply to Licensor in relation to those activities; and

g)

where Confidential Information of the Licensee is also Personal Information, the provisions of this Privacy Exhibit take priority over section 7 of the Agreement in the event of any conflict.

Ownership of Personal Information/ Prohibition on Disclosure

4)

Nothing in this Privacy Exhibit shall be interpreted or construed to give Licensor any interest in or control of Personal Information and for greater certainty, as between Licensor and Licensee, Licensee owns and controls and shall continue to own and control Personal Information.

5)

Licensor shall not disclose Personal Information. For clarity, the use of Personal Information by employees, agents and representatives of Licensor in accordance with this Privacy Exhibit does not constitute the disclosure of Personal Information by Licensor to those employees, agents and representatives.

Safeguards

6)

Notwithstanding any provision to the contrary in the Agreement, Licensor shall not subcontract or assign any of the Services that may require access to or the downloading or other use of Personal Information except with the prior written consent of Licensee or as required to be disclosed by a governmental agency or third party as expressly required by operation of law, regulation or court order.

7)

Licensor shall use security safeguards that meet or exceed industry standards to protect Personal Information against such risks as loss and unauthorized access, collection, use, disclosure and destruction.

8)

Notwithstanding any provision to the contrary in the Agreement, Licensor shall not, except with the prior written consent of Licensee, access or use Personal Information from outside Canada or transmit Personal Information outside Canada.

9)

Where Licensor downloads Personal Information in accordance with this Privacy Exhibit, Licensor shall prohibit its employees, agents and representatives from downloading Personal Information onto any portable device, unless the information is encrypted in accordance with industry standards for strong encryption.

10)

Licensor shall segregate Personal Information from information of any person other than Licensee.

11)

Subject to a written direction from Licensee to securely destroy Personal Information, upon the expiry or termination of the Agreement and at any other time at the request of Licensee, Licensor shall promptly return to the Licensee Personal Information that Licensor downloaded in accordance with this Privacy Exhibit.

Inspection and Audit

12)

In addition to any other rights of inspection, review and audit Licensee may have, Licensee or a person appointed by Licensee may, at any reasonable time, on reasonable notice to Licensor, at Licensee’s sole cost and expense, enter any location from or in which Licensor has accessed, used or downloaded Personal Information to inspect, review and audit the equipment, systems (including without limitation security systems), documents, processes and practices that are used in connection with the provision of the Services for the purpose of assessing Licensor’s compliance with this Privacy Exhibit.  Licensor shall provide all reasonable assistance to Licensee in relation to any such inspection, review and audit.

13)

Licensor shall track the access, downloading and use of Personal Information, in accordance with this Privacy Exhibit, by its employees, agents and representatives and maintain a record of such activities. Within twenty-four hours of a request, Licensor shall provide Licensee with a copy of any or all of the records created and maintained under this section 13.

Licensor Employees, Agents, Representatives

14)

Licensor shall ensure that it only permits access to Personal Information to those of its employees, agents and representatives who: (a) will need access to Personal Information to deliver the Services; (b) have received training in the protection of Personal Information; and (c) have agreed to comply with the provisions of sections (5), (8), (9), (10) and (12) of this Privacy Exhibit.

Notice of Non-Compliance

15)

If for any reason Licensor does not comply or anticipates that it shall be unable to comply with a provision of this Privacy Exhibit in any respect, Licensor shall promptly notify Licensee of the particulars of the non-compliance or anticipated non-compliance and of the steps it proposes to take to address or prevent the recurrence of the non-compliance or anticipated non-compliance.

Default

16)

Notwithstanding anything to the contrary in the Agreement, Licensor acknowledges and agrees that a breach of this Privacy Exhibit by Licensor which remains uncured for a period of sixty (60) days shall constitute a material breach and grounds for the termination on notice of the Agreement by Licensee without cost or liability to Licensee.  Without limiting the foregoing, Licensor agrees that in addition to any other rights or remedies Licensee may have for material breach of the Agreement, Licensee has the right to an injunction or other equitable relief in any court of competent jurisdiction enjoining a threatened or actual breach of this Privacy Exhibit by Licensor.

No Withholding

17)

Licensor shall not, and hereby forever waives any and all right to, refuse to return Personal Information to enforce any alleged payment obligation or in connection with any dispute connected with the Agreement or any other matter between Licensor and Licensee.

Survival

18)

The obligations of Licensor under this Privacy Exhibit shall survive the termination of the Agreement.

Diversinet Corp. License Agreement - Confidential